Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2019

OTTAWA, CANADA, February 27, 2020 - Telesat today announced its financial results for the three-month and one-year periods ended December 31, 2019. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2019, Telesat reported consolidated revenue of $911 million, an increase of 1% ($8 million) compared to the same period in 2018. When adjusted for changes in foreign exchange rates, revenue was unchanged compared to 2018. Revenue increases related to the Telstar 19 VANTAGE and Telstar 18 VANTAGE satellites, which were launched in 2018, and revenues earned from short-term services to other satellite operators. These increases were offset by lower equipment sales, a reduction of service for a certain customer in the broadcast segment, lower revenue due to the completion of the term for prepaid services in a customer agreement which was accounted for as having a significant financing component, and lower revenue from certain customers in the resource sector. Operating expenses were $165 million, a decrease of 11% ($20 million) from 2018. When adjusting for the impact of foreign exchange rate changes, expenses decreased by 12% ($22 million). Adjusted EBITDA1 was $763 million, an increase of 1% ($11 million) or, when adjusted for foreign exchange rates, an increase of $3 million. The Adjusted EBITDA margin1 for 2019 was 83.7%, compared to 83.3% in 2018.

For the year ended December 31, 2019, net income was $187 million, compared to a net loss of $91 million for 2018. The increase in net income for the year was principally the result of non-cash foreign exchange gains in 2019, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars compared to foreign exchange losses in 2018, partially offset by higher non-cash losses on financial instruments and a loss on refinancing in 2019 when compared to 2018.

For the quarter ended December 31, 2019, consolidated revenue was $220 million, a decrease of 5% ($11 million) compared to the same period in 2018. The decrease was due to a reduction of service for a customer in the broadcast segment, lower revenue due to the completion of the term for prepaid services in a customer agreement which was accounted for as having a significant financing component and lower equipment sales, partially offset by an increase in short-term services provided to other satellite operators.

Operating expenses of $51 million for the quarter were 29% ($21 million) lower than the same period in 2018. The decrease was primarily related to lower compensation expenses related to non-cash share based compensation. Adjusted EBITDA1 for the quarter was $175 million, a decrease of 8% ($15 million) compared to the same period in 2018. The Adjusted EBITDA margin1 for the fourth quarter of 2019 was 79.6%, compared to 82.2% in the same period in 2018. Foreign exchange rate changes did not have a meaningful impact on revenue and Adjusted EBITDA1 during the comparative quarter.

Telesat’s net income for the quarter was $3 million compared to a net loss of $187 million for the quarter ended December 31, 2018. The $190 million difference was the result of non-cash gains on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the fourth quarter of 2019 and higher gains on financial instruments offset by a $152 million loss incurred on the refinancing of Telesat’s debt.

“I am pleased with our financial and operating performance in 2019,” commented Dan Goldberg, Telesat’s President and CEO. “In addition to achieving stable financial results relative to the prior year, we took significant steps in laying the foundations for our future growth. In particular we made meaningful progress in refining the design of our planned revolutionary Low Earth Orbit (LEO) satellite constellation and, importantly, announced a Memorandum of Understanding with the Canadian Government to leverage the constellation to bridge the Digital Divide in Canada, an arrangement we expect will generate $1.2 billion in revenue over a 10 year period. In addition, toward the end of last year we successfully refinanced all of our existing debt, extending our borrowing maturities and slightly reducing our borrowing costs. Looking ahead, we remain heavily focused on continuing to increase the utilization of our in-orbit satellites, executing on our key growth initiatives, including our planned LEO constellation, and leveraging our spectrum rights.”

Business Highlights

▲	At December 31, 2019:
-	Telesat had contracted backlog[2] for future services of approximately $3.3 billion.
-	Fleet utilization was 81% across Telesat’s fleet.

▲	Government of Canada Memorandum of Understanding and Strategic Innovation Fund
-	On July 24, 2019, Telesat announced that it had entered into a Memorandum of Understanding with the Government of Canada (“GoC”) regarding a partnership that would ensure access to affordable high-speed internet connectivity across rural and remote areas of Canada through the development of the Telesat LEO Satellite Constellation. The partnership is expected to generate $1.2 billion in revenue for us over 10 years, which includes a contribution of up to $600 million from the GoC.
-	Additionally, Telesat announced that it had entered into an agreement with the GoC pursuant to which the GoC will contribute $85 million to support the development of the Telesat LEO Constellation through the GoC’s Strategic Innovation Fund.

▲	Refinancing
-	On October 11, 2019, Telesat issued USD$550.0 million of 6.5% Senior Notes maturing in October 2027 and repaid all outstanding amounts, including the redemption premium, on the USD$500.0 million of the then-outstanding 8.875% Senior Notes due November 2024.
-	On December 11, 2019, Telesat entered into amended Senior Secured Credit Facilities, which provide for term loan borrowings of USD$1,908.5 million, maturing in December 2026, and revolving credit facilities of up to USD$200.0 million (or Canadian dollar equivalent), maturing in December 2024. Telesat also issued, through private placement, USD$400.0 million of 4.875% Senior Secured Notes, maturing in June 2027. The outstanding proceeds from the amended Senior Secured Credit Facilities and the 4.875% Senior Secured Notes, together with cash on hand, were used to repay all borrowings outstanding under the then-existing senior secured credit facilities and pay related fees and expenses.

▲	Chief Financial Officer
-	On December 12, 2019, Andrew Browne was appointed Chief Financial Officer.

▲	C-band
-	In 2018, Telesat became a member of the C-Band Alliance, a consortium formed to facilitate the potential repurposing of certain C-band spectrum in the United States for 5G.
-	On February 7, 2020, the FCC issued a draft Report and Order on Expanding Flexible use of the 3.7 to 4.2 GHz Band. The draft Report and Order indicated that Telesat could receive as much as US$374 million from the repurposing of C-band Spectrum in the United States. However, Telesat’s ability to receive any proceeds would be subject to certain conditions. The draft Order is currently scheduled to be voted on at the FCC’s February 28, 2020 meeting. There can be no assurance that Telesat will receive any proceeds from the FCC process or, if it were to receive proceeds, the amount or timing of receipt.

Telesat’s annual report on Form 20-F for the year ended December 31, 2019, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, February 27, 2020, at 10:30 a.m. ET to discuss its financial results for the three month and one-year periods ended December 31, 2019. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “Investor Relations” and the heading “News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 273 9672. Callers outside of North America should dial +1 416 340 2219. The conference reference number is 4318650. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 27, 2020 until 11:59 p.m. ET on March 12, 2020. To access the replay, please call +1 800 408 3053. Callers outside of North America should dial +1 905 694 9451. The access code is 6711106 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat has grown to be one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive growth. Telesat LEO, our Low Earth Orbit network scheduled to begin service in 2022, will revolutionize global broadband connectivity by delivering a combination of high capacity, security, resiliency and affordability with ultra-low latency and fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “can”, “leveraging”, “expected”, “looking ahead”, “continuing”, “initiatives” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 which can be obtained on the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Contact

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Telesat Canada

Consolidated Statements of Income (Loss)

For the periods ended December 31

	Three months		Twelve Months
(in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	$220,164	$231,529	$910,893	$902,932
Operating expenses	(50,628)	(71,305)	(165,499)	(185,827)
	169,536	160,224	745,394	717,105
Depreciation	(55,685)	(60,864)	(242,966)	(224,851)
Amortization	(4,741)	(5,419)	(23,277)	(24,305)
Other operating (losses) gains, net	(715)	(329)	(862)	743
Operating income	108,395	93,612	478,289	468,692
Interest expense	(64,092)	(63,179)	(258,261)	(237,786)
Loss on refinancing	(151,919)	—	(151,919)	—
Interest and other income	4,553	4,071	20,043	16,498
Gain (loss) on changes in fair value of financial instruments	14,689	(36,444)	(49,672)	(18,205)
Gain (loss) on foreign exchange	65,413	(175,291)	163,840	(259,079)
(Loss) income before tax	(22,961)	(177,231)	202,320	(29,880)
Tax recovery (expense)	25,470	(9,613)	(15,122)	(61,056)
Net income (loss)	$2,509	$(186,844)	$187,198	$(90,936)

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2019	December 31, 2018

Assets
Cash and cash equivalents	$1,027,222	$768,433
Trade and other receivables	64,062	45,631
Other current financial assets	210	18,779
Prepaid expenses and other current assets	43,724	16,381
Total current assets	1,135,218	849,224
Satellites, property and other equipment	1,458,933	1,703,039
Deferred tax assets	12,412	10,799
Other long-term financial assets	57,730	55,755
Other long-term assets	8,264	7,912
Intangible assets	802,791	811,154
Goodwill	2,446,603	2,446,603
Total assets	$5,921,951	$5,884,486

Liabilities
Trade and other payables	$26,247	$30,659
Other current financial liabilities	38,281	26,386
Other current liabilities	72,315	113,289
Current indebtedness	24,408	7,888
Total current liabilities	161,251	178,222
Long-term indebtedness	3,688,391	3,716,340
Deferred tax liabilities	348,762	406,900
Other long-term financial liabilities	42,511	54,521
Other long-term liabilities	435,711	435,518
Total liabilities	4,676,626	4,791,501

Shareholders’ Equity
Share capital	154,895	153,706
Accumulated earnings	1,031,055	843,601
Reserves	59,375	95,678
Total shareholders’ equity	1,245,325	1,092,985
Total liabilities and shareholders’ equity	$5,921,951	$5,884,486

Telesat Canada

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2019	2018
Cash flows from operating activities
Net income (loss)	$187,198	$(90,936)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	242,966	224,851
Amortization	23,277	24,305
Tax expense	15,122	61,056
Interest expense	258,261	237,786
Interest income	(20,268)	(12,415)
(Gain) loss on foreign exchange	(163,840)	259,079
Loss on changes in fair value of financial instruments	49,672	18,205
Share-based compensation	16,035	29,505
Loss on disposal of assets	862	353
Loss on refinancing	151,919	—
Other	(100,078)	(91,580)
Income taxes paid, net of income taxes received	(95,455)	(106,308)
Interest paid, net of capitalized interest and interest received	(176,112)	(176,417)
Operating assets and liabilities	(13,942)	88,813
Net cash from operating activities	375,617	466,297

Cash flows used in investing activities
Satellite programs, including capitalized interest	(3,668)	(67,387)
Purchase of property and other equipment	(8,345)	(15,997)
Purchase of intangible assets	(27,597)	(19,923)
Net cash used in investing activities	(39,610)	(103,307)

Cash flows used in financing activities
Repayment of indebtedness	(3,743,465)	(94,951)
Proceeds from indebtedness	3,786,082	—
Payment of early redemption premium	(43,940)	—
Payment of debt issue costs	(28,082)	(10,190)
Payments of principal on lease liabilities	(1,252)	(29)
Satellite performance incentive payments	(9,644)	(9,037)
Dividends paid on Director Voting preferred shares	(20)	—
Net cash used in financing activities	(40,321)	(114,207)

Effect of changes in exchange rates on cash and cash equivalents	(36,897)	40,605

Increase in cash and cash equivalents	258,789	289,388
Cash and cash equivalents, beginning of year	768,433	479,045
Cash and cash equivalents, end of year	$1,027,222	$768,433

Telesat’s Adjusted EBITDA margin(1):

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2019	2018	2019	2018
Net income (loss)	$2,509	$(186,844)	$187,198	$(90,936)
Tax (recovery) expense	(25,470)	9,613	15,122	61,056
(Gain) loss on changes in fair value of financial instruments	(14,689)	36,444	49,672	18,205
(Gain) loss on foreign exchange	(65,413)	175,291	(163,840)	259,079
Interest and other income	(4,553)	(4,071)	(20,043)	(16,498)
Interest expense	64,092	63,179	258,261	237,786
Loss on refinancing	151,919	—	151,919	—
Depreciation	55,685	60,864	242,966	224,851
Amortization	4,741	5,419	23,277	24,305
Other operating losses (gains), net	715	329	862	(743)
Non-recurring compensation expenses(3)	180	4,262	1,260	5,284
Non-cash expense related to share-based compensation	5,487	25,772	16,035	29,505
Adjusted EBITDA	$175,203	$190,258	$762,689	$751,894

Revenue	$220,164	$231,529	$910,893	$902,932
Adjusted EBITDA Margin	79.6%	82.2%	83.7%	83.3%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.